RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-208507

Pricing Supplement Dated April 24, 2018 To the Product Prospectus Supplement FIN-1 Dated January 14, 2016, and the Prospectus and Prospectus Supplement, each dated January 8, 2016	$33,000,000 Fixed to Floating Rate Notes with Floor, Due April 26, 2021 Royal Bank of Canada

Royal Bank of Canada is offering the Fixed to Floating Rate Notes with Floor (the “Notes”) described below.
The CUSIP number for the Notes is 78014RAN0.
The Notes will pay interest quarterly, on the 26th day of January, April, July and October of each year, commencing on July 26, 2018 and ending on the Maturity Date. Interest will accrue at the following rates during the indicated years of the term of the Notes:
•	Year 1:	2.75%
•	Years 2-3:	3 Month U.S. dollar LIBOR + 0.27%, subject to the Coupon Floor
The Coupon Floor will be 1.50% per annum.
The Notes will not be listed on any U.S. securities exchange.
Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 8, 2016, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement FIN-1 dated January 14, 2016 and “Additional Risk Factors” on page P-6 of this pricing supplement.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
RBC Capital Markets, LLC has offered the Notes at varying public offering prices related to prevailing market prices, and will purchase the Notes from us on the Issue Date at purchase prices that will be between 99.70% and 100.00% of the principal amount. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-6 below.
We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on April 26, 2018, against payment in immediately available funds.

RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Floor, Due April 26, 2021 Royal Bank of Canada
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement FIN-1, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (“Royal Bank”)
Issue:	Senior Global Medium-Term Notes, Series G
Underwriter:	RBC Capital Markets, LLC
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000
Pricing Date:	April 24, 2018
Issue Date:	April 26, 2018
Maturity Date:	April 26, 2021
CUSIP:	78014RAN0
Interest Rate:	Year 1: 2.75% Years 2-3: 3 Month U.S. dollar LIBOR + 0.27%. In no event will the interest rate be less than the Coupon Floor.
Reference Rate:	3 Month U.S. dollar LIBOR, as reported on Reuters Page LIBOR01 or any successor page
Determination of LIBOR:
For additional information as to the determination of the Reference Rate and the calculation of interest after the second year of the term of the Notes, see “Description of the Notes We May Offer—Interest Rates—Floating-Rate Notes—LIBOR Notes” in the accompanying prospectus supplement.

Spread:	0.27%
Coupon Floor:	1.50%
Day Count Fraction:	30/360
Type of Note:	Fixed to Floating Rate Notes with Coupon Floor
Interest Payment Dates:
Quarterly, in arrears, on the 26th day of January, April, July and October of each year, commencing on July 26, 2018 and ending on the Maturity Date. If any Interest Payment Date is not a New York business day, interest will be paid on the next New York business day as further discussed beginning on page S-16 of the prospectus supplement, without adjustment for period end dates and no additional interest will be paid in respect of the postponement.

Interest Period:	Each period from and including an Interest Payment Date (or, for the first period, the Settlement Date) to but excluding the next following Interest Payment Date.

P-2	RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Floor, Due April 26, 2021 Royal Bank of Canada
Interest Determination Dates During Floating Rate Period:	The Reference Rate is set two London business days prior to the start of the applicable Interest Period.
Redemption:	Not Applicable. The Notes are not redeemable prior to maturity.
Survivor’s Option:	Not Applicable.
U.S. Tax Treatment:
We intend to take the position that the Notes will be treated as variable rate debt instruments providing for stated interest at a single fixed rate and a qualified floating rate for U.S. federal income tax purposes.  Under this characterization, based on the rates in effect as of the date of this pricing supplement, we expect that the Notes may be issued with no more than de minimis OID.  Please see the discussion in the accompanying product prospectus supplement FIN-1 dated January 14, 2016 under the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences,” and the accompanying prospectus dated January 8, 2016 under the section entitled “Tax Consequences—United States Taxation” and specifically the discussion in the accompanying prospectus under the section entitled “Tax Consequences—United States Taxation—Original Issue Discount—Variable Rate Debt Securities.” These discussions do not address the tax consequences applicable to holders subject to Section 451(b) of the Code.

Calculation Agent:	RBC Capital Markets, LLC.
Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 8, 2016).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” on pages P-2 and P-3 of this pricing supplement and the applicable terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1 dated January 14, 2016, as modified by this pricing supplement. In addition to those terms, the following two sentences are also so incorporated into the master note: RBC confirms that it fully understands and is able to calculate the effective annual rate of interest applicable to the Notes based on the methodology for calculating per annum rates provide for in the Notes. RBC irrevocably agrees no to plead or assert Section 4 of the Interest Act (Canada), whether by way of defense or otherwise, in any proceeding relating to the Notes.

P-3	RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Floor, Due April 26, 2021 Royal Bank of Canada
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated January 8, 2016, as supplemented by the prospectus supplement dated January 8, 2016 and the product prospectus supplement FIN-1 dated January 14, 2016, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 8, 2016, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement FIN-1 dated January 14, 2016 and “Additional Risk Factors” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008810/j18160424b3.htm
Prospectus Supplement dated January 8, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000121465916008811/p14150424b3.htm
Product Prospectus Supplement FIN-1 dated January 14, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000114036116047762/form424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

P-4	RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Floor, Due April 26, 2021 Royal Bank of Canada
ADDITIONAL RISK FACTORS
The Notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the terms of the Notes.  For additional information as to the risks related to an investment in the Notes, please see the accompanying product prospectus supplement FIN-1 dated January 14, 2016 and the prospectus supplement and prospectus, each dated January 8, 2016. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.
Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on Royal Bank’s ability to pay all amounts due on the Notes on interest payment dates and at maturity, and, therefore, investors are subject to the credit risk of Royal Bank and to changes in the market’s view of Royal Bank’s creditworthiness. Any decrease in Royal Bank’s credit ratings or increase in the credit spreads charged by the market for taking Royal Bank’s credit risk is likely to adversely affect the market value of the Notes.
The Notes May Be Adversely Affected by Changes in LIBOR Reporting Practices or the Method in Which LIBOR Is Determined. On July 27, 2017, the Financial Conduct Authority (the “FCA”) announced its intention to phase out LIBOR rates by the end of 2021. It is not possible to predict the further effect of the FCA Rules (as defined in the accompanying prospectus supplement), any changes in the methods by which the LIBOR is determined, or any other reforms to LIBOR that may be enacted in the U.K., the EU and elsewhere, each of which may adversely affect the trading market for the Notes. Any such developments may cause LIBOR to perform differently than in the past, or cease to exist. In addition, any other legal or regulatory changes made by the FCA, ICE Benchmark Administration Limited, the European Money Markets Institute (formerly Euribor-EBF), the European Commission or any other successor governance or oversight body, or future changes adopted by such body, in the method by which LIBOR is determined or the transition from LIBOR to a successor benchmark may result in, among other things, a sudden or prolonged increase or decrease in LIBOR, a delay in the publication of LIBOR, trigger changes in the rules or methodologies in LIBOR discouraging market participants from continuing to administer or to participate in LIBOR’s determination, and, in certain situations, could result in LIBOR no longer being determined and published. Accordingly, such proposals for reform and changes could have a material adverse effect on the value of and return on the Notes (including potential rates of interest thereon).
If a published 3-month U.S. dollar LIBOR rate is unavailable after 2021, the Reference Rate on the Notes during the Floating Rate Period will be determined using the alternative methods set forth in the accompanying prospectus supplement under “Description of the Notes We May Offer—Interest Rates—Floating-Rate Notes—LIBOR Notes.” Any of these alternative methods may result in interest payments that are lower than or that do not otherwise correlate over time with the payments that would have been made on the Notes during the Floating Rate Period if 3-month U.S. dollar LIBOR was available in its current form. Further, the same costs and risks that may lead to the discontinuation or unavailability of 3-month U.S. dollar LIBOR may make one or more of the alternative methods impossible or impracticable to determine. If, as set forth in the accompanying prospectus supplement under “Description of the Notes We May Offer—Interest Rates—Floating-Rate Notes—LIBOR Notes,” a published 3-month U.S. dollar LIBOR rate is unavailable during the Floating Rate

P-5	RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Floor, Due April 26, 2021 Royal Bank of Canada
Period and banks are unwilling to provide quotations for the calculation of LIBOR, the alternative method sets the interest rate for an Interest Period as the same rate as the immediately preceding interest period, which could remain in effect for the remaining term of the Notes, and the value of the Notes may be adversely affected.

P-6	RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Floor, Due April 26, 2021 Royal Bank of Canada
HISTORICAL INFORMATION
Historically, the Reference Rate has experienced significant fluctuations. Any historical upward or downward trend in the level of the Reference Rate during any period shown below is not an indication that the interest payable on the Notes is more or less likely to increase or decrease at any time during the Floating Rate Period.
The Reference Rate was 2.36167% on April 24, 2018. The graph below sets forth the historical performance of the Reference Rate from April 24, 2013 through April 24, 2018.

Source: Bloomberg L.P.
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

P-7	RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Floor, Due April 26, 2021 Royal Bank of Canada
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Delivery of the Notes will be made against payment for the Notes on April 26, 2018, which is the second (2nd) business day following the Pricing Date (this settlement cycle being referred to as “T+2”).  See “Plan of Distribution” in the prospectus supplement dated January 8, 2016. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 8, 2016.
No Prospectus (as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”)) will be prepared in connection with the Notes. Accordingly, the Notes may not be offered to the public in any member state of the European Economic Area (the “EEA”), and any purchaser of the Notes who subsequently sells any of the Notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.
The Notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "MiFID II"); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the "PRIIPs Regulation") for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.
We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

P-8	RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Floor, Due April 26, 2021 Royal Bank of Canada
VALIDITY OF THE NOTES
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law; to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes, and to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated January 8, 2016, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC dated January 8, 2016.
In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated January 8, 2016, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated January 8, 2016.

P-9	RBC Capital Markets, LLC